Exhibit 99.1

Maris-Tech Receives $625,000 Follow-On Order for its Opal Platform from a Leading Defense Company

Order underscores the advanced capabilities, high performance and successful application of Maris-Tech’s innovative products in the defense market

Rehovot, Israel, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced a $625,000 repeat order for units of the Company’s Opal platform from a leading Israeli defense company.

The advanced Opal platform is based on Maris-Tech’s flagship Jupiter AI platform, a high-end multiple stream video platform with AI acceleration that delivers real-time intelligence gathering and analytics.

Maris-Tech has already delivered previously placed purchase order in the amount of $500,000 for the Opal platform.

Maris-Tech expects to deliver the units pursuant to this purchase order during the years 2023 and 2024.

“Repeat orders are an excellent measure and validation of the unique capabilities and successful application of our innovative video recording and AI acceleration systems, highlighting the regard and confidence of our valued customers. We continue to expand and establish Maris-Tech’s position as a leader of technological innovation in the field as we develop advanced AI-based intelligence-gathering solutions for remote platforms that meet our customers’ needs,” said Israel Bar, CEO of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the "safe harbor" created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect"," "may", "should," "could," "seek, " "intend, " "plan, " "goal, " "estimate, " "anticipate" or other comparable terms. For example, we are using forward-looking statements when we are discussing our relationship with our customers; the quality, capabilities, performance and application of our technology, products and solutions; the timing for the delivery of the order; our position in the defense market; and expansion and establishment of our positions as a leader in the field of AI-based intelligence-gathering solutions for remote platforms. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com